UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date February 20, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

February 20, 2024

Medellín

PROPOSAL FOR DISTRIBUTION OF PROFITS

The Board of Directors of Bancolombia S.A., has decided to submit for the consideration of its shareholders at the next Ordinary Shareholders´ Meeting, a profit distribution project, taking into account the following considerations:

(i)	Bancolombia will maintain an adequate capital structure and an optimal level of core equity Tier 1 sufficient to meet expected growth, maintaining prudent standards above regulatory levels.
(ii)	The business projections for 2024 are based on moderate asset growth, stability in the general performance of the business and a return on equity substantially higher than projected inflation for Colombia.

Based on the foregoing, the Board of Directors will submit to the consideration of the shareholders the profit distribution project described below:

(i)	The payment of an annual dividend of COP 3,536 per share, payable in four quarterly installments of COP 884 per share per quarter, on the following dates: April 1st, July 2nd, October 1st, 2024 and January 2nd, 2025. The dividends to be submitted for consideration by the General Shareholders´ Meeting will be payable with respect to outstanding common shares and preferred shares.
(ii)	The creation of a specific reserve (reserva ocasional) for the strengthening of equity and future growth in the amount of COP 2.61 billion.
(iii)	A specific reserve (reserva ocasional) available to the Board of Directors for donations to social benefit projects in the amount of COP 33,000 million.

The Board of Directors submits for consideration at the General Shareholders´ Meeting the profit distribution project described below:

2023
Gross profit 2023	7,662,543,704,125.73
Provisions for income tax and deferred tax	(1,682,813,409,504.38)
Net profit fiscal year 2023		5,979,730,294,621.35
Plus retained earnings recorded in the opening balance sheet and realized during fiscal year 2023		1,810,389,243.96
Plus release of proceeds for payment of preferred shares dividends		57,701,443,512.78
Total to be distributed		6,039,242,127,378.09
Specific reserve for the strengthening of equity and future growth	2,605,221,855,378.09
For the payment of a dividend in respect of 509,704,584 common shares and 452,122,416 preferred shares, subscribed and paid as of December 31st 2023, in the aggregate amount of COP 3,536 per share, to be paid as follows: COP 884 per share per quarter on the following dates: April 1st, July 2nd, October 1st, 2024 and January 2nd, 2025.	3,401,020,272,000.00
Specific reserve available to the Board of Directors for donations to social benefit projects	33,000,000,000.00
TOTALS	6,039,242,127,378.09	6,039,242,127,378.09

Amounts expressed in Colombian pesos (COP)

The ex-dividend period will be between the first dividend payment business day of the corresponding shares and the 4 trading days immediately preceding such date, as follows:

Beginning of ex dividend period (*)	End of ex-dividend period (*)
March 21st, 2024	April 1st, 2024
June 25th, 2024	July 2nd, 2024
September 25th, 2024	October 1st, 2024

December 26th, 2024	January 2nd, 2025

(*) The dates of the ex-dividend period shall be subject to adjustments in accordance with the provisions of the Colombian Stock Exchange.

.
Contacts
Julian Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4042436	Tel.: (57 601) 4885934	Tel: (57 601) 4485950